June 10, 2019

Cindy Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

       Re: Ctrip.com International, Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-33853

Dear Ms. Wang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations, page 56

1. We note you quantify the number of MAUs and transacting users during your fourth quarter earnings call. You also disclose here and in your earnings call that increases in accommodation reservation volume, ticket volume, and volume growth of organized tours and self-guided tours were drivers of accommodation, transportation ticketing, and packaged-tour revenue growth. Please tell us what consideration was given to quantifying key performance measures for each period presented in order to add context to your discussion of period-over-period changes in revenue. We refer you to
Section III. B. of
       SEC Release No. 33-8350.
 Cindy Xiaofan Wang
FirstName International, Ltd.
Ctrip.com LastNameCindy Xiaofan Wang
Comapany NameCtrip.com International, Ltd.
June 10, 2019
June 10, 2019 Page 2
Page 2
FirstName LastName



Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
Revenue recognition, page F-22

2. We note that you recognize commission revenue from hotel reservations when the reservation becomes non-cancellable. Please describe your cancellation provisions and explain why they impact the timing of revenue recognition. Refer to ASC 606-10-32-5.
         In this regard, cancellations should impact the transaction price but would not impact the timing of revenue recognition. As part of your response, please describe the nature of the promise you provide to the hotel and describe any post booking services you provide and how they are factored into your revenue recognition.
3. You disclose that incentive commissions are recognized when they are reasonably assured. Tell us how this policy is consistent with ASC 606 which indicates that estimates of variable consideration should be included in the transaction price. Refer to ASC 606-
         10-32-5 through 32-7 and ASC 606-10-50-20.
Segment reporting, page F-28

4. You disclose that you do not present information by geography because you primarily generate revenue from end users in the Great China Area. However, in your earnings release furnished on March 5, 2019 you indicate that international business makes up 30%
         to 35% of the group level revenue and that international hotel and air ticketing business units tripled the industry growth. Tell us how this impacted your consideration of the requirement under ASC 280-10-50-41 to disclose revenue from both domestic and foreign sources.

General

5. In a letter to the staff dated September 23, 2016, you discussed selling tickets for flights to
         Sudan. Currently, your website offers flights serving and hotel bookings in Sudan and
         Syria. Additionally, your website appears to offer tours of North Korea that include flights from China to North Korea. North Korea, Sudan and Syria are designated by the
         Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

         Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the
 Cindy Xiaofan Wang
Ctrip.com International, Ltd.
June 10, 2019
Page 3
       approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with
       U.S.-designated state sponsors of terrorism.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Assistant Chief Accountant at (202) 551-3408 with any questions.



                                                             Sincerely,

FirstName LastNameCindy Xiaofan Wang                         Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameCtrip.com International, Ltd.
                                                             and Services
June 10, 2019 Page 3
cc:       Julie Gao
FirstName LastName